SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
               RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2001

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F  X  Form 40-F
                                       ---           ---

                (Indicate by check mark whether the registrant by
                furnishing the information contained in this form
               is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                  Yes     No  X
                                      ---    ---

                                                     TCOC3: R$ 8.51/1,000 shares
                                                     TCOC4: R$ 6.78/1,000 shares
                                      TRO: US$ 9.50 / ADR (1 ADR = 3,000 shares)

INVESTOR RELATIONS:
ARTHUR FONSECA - ARTHUR.FONSECA@TCO.NET.BR                              WEB SITE
FLAVIA MENEZES - FLAVIA.MENEZES@TCO.NET.BR               [http://www.tco.net.br]





                            ANNOUNCES RESULTS FOR THE
                             FOURTH QUARTER OF 2000

FOURTH QUARTER      BRASILIA, FEBRUARY 22, 2001 -Tele Centro Oeste Celular
HIGHLIGHTS          Participacoes  S.A.  (NYSE:  TRO;   IBOVESPA:   TCOC3/TCOC4)
                    announces  today its results for the fourth quarter of 2000.
                    The company  obtained a  Consolidated  Net Income  full-year
                    2000 of R$ 90.9 million,  and its earnings before  interest, taxes,  depreciation and amortization (EBITDA), was R$ 317.6 million.  TCO's subsidiary NORTE BRASIL TELECOM S.A. - NBT -
                    performed   extraordinarily   well;   with  only  15  months
                    operating  in the market,  it obtained at the end of 2000 an
                    EBITDA margin of -0.1%.  The 101% in NBT's client base along the period  accounted  for a Gross  Operating  Revenue of R$
                    1.13  billion  and  a Net  Operating  Revenue  of  R$  903.1 million, representing a 56% increase against the previous year.


                                OPERATING RESULTS

WE BELIEVE IN THE TCO operates in 12 Brazilian states: Acre, Amazonas, Amapa, REGION'S GROWTH Goias, Maranhao, Mato Grosso, Mato Grosso do Sul, Para,
POTENTIAL           Rondonia,  Roraima,  Tocantins  and the Distrito  Federal --
                    with 5.5 million square meters and 29.2 million  inhabitants in  the  largest  continuous  area  covered  by  a  cellular telephone  company  in  Brazil.  According  to  recent  data
                    provided  by  the  Brazilian   Institute  of  Geography  and
                    Statistics (IBGE), the states in the central-western region of the country obtained the best results in Gross Domestic
                    Product (GDP) in 1998. In the last few years, the Brazilian central-western and northern regions were the only regions to have increased their participation in Brazil's GDP. Among all Brazilian states, the one which presented the highest growth rates was Mato Grosso, with a state GDP growth of 7.2% between 1997 and 1998. The 1998 per capita GDP rose by 4% compared to the previous year in the northern region and by 12% in the central-western region. The Brazilian 1998 per capita GDP increased by 3.5% compared to 1997.

COMPETITIVE         Besides strengthening its strategy to invest in coverage and
STRATEGY            service  quality during the year 2000,  TCO also  reinforced its marketing efforts aimed at launching new services that meet the needs of its clients. TCO had 1.7 million clients at the end of 2000: 1.5 million in Area 7 and 257,000 in Area 8. The fourth quarter of 2000 was mostly dedicated to encouraging the adherence of potential and existing clients to the pre-paid service plans.

MAIN SERVICES       In March of 2000,  TCO  launched  the  Voice  Mail and Short
LAUNCHED IN         Message  Service  (SMS).  This latter  service has the brand
2000                E-CELULAR. Aiming to prepare the market for the launching of
                    WIRELESS  APPLICATION  PROTOCOL  (WAP),  TCO  developed  new services  linked to SMS during  2000.  In July  2000,  TCO's network was already  prepared to offer Internet access based on CSD (Circuit Switched Data) and WAP.  However,  equipment suppliers  only made TDMA  devices for WAP access  available later in the year.  Among the  services  launched  by TCO to please its clients is the "LIGUE+",  a program that offers a
                    25%   discount   on   calls   made  by  the   client   to  a
                    pre-established  group  of TCO  cellular  lines.  Also,  the
                    "E-conta"   service   provides  online  access  to  clients'
                    cellular statements, so that their bills can be managed more
                    easily.   At  the  end  of  2000,   TCO  and  Ericsson,   in
                    partnership, were the first companies to test Virtual PABX solutions. Thanks to this initiative but still on an experimental basis, those employed by the Brazilian Central
                    Bank, BANCO DO BRASIL, can originate calls from their cellular phones as if using a PABX extension.

THE SUCCESS OF      Aiming at encouraging  clients to use the post-paid service,
"ESSENCIAL"         TCO launched its first alternative service plan ESSENCIAL at the end of the third quarter of 2000. The ESSENCIAL service offers four different plans with minimum deductible numbers of minutes VC1 and VC2, good for any fixed-line and mobile telephone line inside the TCO coverage area. The monthly fee is charged based on the number of deducted minutes:
                    o  ESSENCIAL 50 minutes:  R$ 39.00
                    o  ESSENCIAL 100 minutes: R$ 59.00
                    o  ESSENCIAL 150 minutes: R$ 69.00
                    o  ESSENCIAL 300 minutes: R$ 109.00

CONTINUOUS          In the fourth  quarter of 2000,  TCO net  adhesions  totaled
GROWTH IN CLIENT    319,455   clients,   27%  of  which  were  contract  clients
BASE                responding  mainly to campaigns  conducted  before Christmas and to the introduction of the new services. During the year
                    2000, TCO's consolidated client base increased by 101% compared to 1999.

                      --------------------------------------------------------------------
                      CLIENTS      4Q00        3Q00        2Q00        1Q00        4Q99
                      --------------------------------------------------------------------
                      CONSOLIDATED 1,712,184   1,392,729   1,224,707   1,021,369   851,376
                       Contract      579,511     492,358     525,646     534,622   547,843
                       Pre-paid    1,115,962     883,664     682,360     470,055   286,844
                       Rural          16,711      16,707      16,701      16,692    16,689

                      AREA 7       1,455,502   1,212,137   1,094,766     939,176   811,549
                       Contract      493,934     446,093     487,229     508,584   534,776
                       Pre-paid      944,857     749,337     590,836     413,900   260,084
                       Rural          16,711      16,707      16,701      16,692    16,689

                      AREA 8         256,682     180,592     129,941      82,193    39,827
                       Contract       85,577      46,265      38,417      26,038    13,067
                       Pre-paid      171,105     134,327      91,524      56,155    26,760
                      --------------------------------------------------------------------

                                     [GRAPH]




MARKET SHARE        Once again, TCO proves that it really knows the region where it operates and that it can effectively  adapt the solutions developed in the mobile  telephone  industry to the specific characteristics  of each market.  During the year 2000,  TCO kept the  leadership in Area 7 with a market share of 78% at the end of 2000.  In turn,  NBT  obtained a market  share of
                    25%,  AFTER  OPERATING  IN THE  MARKET  FOR NOT MORE THAN 15
                    MONTHS. The company's  consolidated yearly churn in 2000 was as  low  as  10%.  In  December  of  2000,  TCO  served  253 municipalities in Area 7 - which is comprised of the states of Goias, Mato Grosso, Mato Grosso do Sul, Rondonia, Acre,
                    Tocantins and Distrito  Federal - and 56  municipalities  in
                    Area 8 - which is comprised the states served by NBT, Amapa, Amazonas, Maranhao, Para and Roraima. In 2000, TCO reached a penetration rate of 10.1%, and Telebrasilia Celular obtained the highest penetration rate of the region, nearly 17.4%.


                      -----------------------------------------------------
                      AREA 7 - OPERATING DATA     4Q00     4Q99   VARIATION
                      -----------------------------------------------------
                      Estimated Market
                      Participation (%)             78.4     79.4   -1.3%
                      Estimated population (in
                      millions)                     14.3     14.0    2.1%
                      Estimated penetration -
                      TCO (%)                       10.1      5.8   74.1%
                      Access digitization (%)      90.27    69.39   30.1%
                      Municipalities serviced        253      231    9.5%
                      Work force                   1,834    1,420   29.2%
                          Own                      1,082      938   15.4%
                          Trainees and  outsourced   752      482     56%
                      -----------------------------------------------------
                      -----------------------------------------------------
                      AREA 8 - OPERATING DATA     4Q00     4Q99   VARIATION
                      -----------------------------------------------------
                      Estimated Market
                      Participation (%)             25.3     10.4  143.3%
                      Estimated population (in
                      millions)                     14.9     14.6    2.1%
                      Estimated penetration -
                      TCO (%)                        1.7      0.3  466.7%
                      Access digitization (%)        100      100      0%
                      Municipalities serviced         56       19  194.7%
                      Work force                     563      285   97.5%
                          Own                        245      146   67.8%
                          Trainees and outsourced    318      139  128.8%
                      -----------------------------------------------------

DEALERS TCO acquires cellular units directly from the manufacturers and sells them using its 44 proprietary stores. TCO also sells those units via its network of accredited retailers - a total of 957 in Area 7 and 225 in Area 8. Among our accredited retailers are renowned stores such as PONTO FRIO, ARAPUA, FUJIOKA and NOVO Mundo. TCO also has 6,525 points of sale of pre-paid cards in Area 7 and 2,271 in Area 8. The retailers are paid a commission based both on each individual activation and on their sales productivity.

                         FINANCIAL AND ECONOMIC RESULTS

                                                      In R$ thousand
--------------------------------------------------------------------
ECONOMIC AND FINANCIAL RESULT               2000     1999 VARIATION
--------------------------------------------------------------------
Gross Operating Revenue <F1>           1,129,746     740,899     52%
Gross Revenue from Telecommunications
Services <F1>                            941,456     699,768     35%
Gross Revenue from Sales of
Merchandise <F1>                         188,290      41,131    358%
Net Operating Revenue                    903,097     578,856     56%
Cost of Services Rendered <F2>           296,401     214,417     38%
Cost of Products Sold                    187,754      42,220    345%
Commercial and Administrative Expenses   204,639     163,566     25%
Depreciation and Amortization            111,613      87,453     28%
EBITDA <F3>                              317,630     244,942     30%
Net Income                                90,928     107,293    -15%
Property, Plant and Equipment            234,010     242,529     -4%
Total Asset                            2,085,831   1,473,366     42%
Permanent Asset                        1,143,052   1,073,921      6%
Net Equity                             1,067,433   1,014,492      5%
Social Capital                           303,000     303,100  -0,03%
Dividends + Interest on Owned Capital     43,753      44,619     -2%
--------------------------------------------------------------------

--------------------------------------------------------------------
INDICATORS                                 2000     1999 VARIATION
--------------------------------------------------------------------
Monthly Service / Client Revenue R$
(ARPU)                                    51.66    73.09    -29%
EBITDA / Net Operating Revenue            35.17%   42.31%   -17%
General Liquidity <F4>                     0.99     1.06     -7%
Solvability <F5>                           1.12     2.69    -58%
Financial Autonomy <F6>                    0.51     0.69    -26%
Financial Indebtedness <F7>                0.48     0.08    500%
Profitability of Net Equity <F8>           8.52%   10.58%   -19%
Asset Profitability <F9>                   9.92%   11.65%   -15%
--------------------------------------------------------------------

   <F1> Revenue with taxes (ICMS, Cofins and PIS)
   <F2> Not including the cost of merchandise sold
   <F3> Operating Result + Amortization + Financial Result
   <F4> Outstanding asset + A.R.L./ Outstanding liability + Long term recoverable
   <F5> Net Equity / Outstanding  Liability + Long Term Recoverable
   <F6> Net Equity / Total Liability
   <F7> Short-Term  and  Long-Term  Loans / Net Equity
   <F8> Net Profit / Net Equity
   <F9> Operating Profit + Interest on Owned Capital / Total Asset

OPERATING           TCO's accumulated Net Operating Revenue rose by 56% in 2000.
REVENUE             This increase was due mainly to the 101% expansion  observed in its client base. As a result, TCO observed a 90% increase in Network Usage Revenue, which reached R$ 324 million in 2000, against R$ 171 million in 1999. Moreover, the 289% increase in the number of pre-paid clients pushed the Revenues generated by the sales of Cellular Units and Cards in 2000 to R$ 267 million, from R$ 51 million in 1999.

OPERATING           Given the  intense  marketing  strategy  adopted in the last
EXPENSES            quarter,the cost of client acquisition  increased because of the increments in marketing and subsidy expenses. As a result, the EBITDA margin went down from 40% to 35%.

                                     [GRAPH]




                                     [GRAPH




INVESTMENTS         During the year 2000,  R$ 234 million were invested in Areas
                    7 and 8, mainly in projects associated with the expansion of
                    the  cellular   mobile   telephone   network  and  with  the
                    modernization of telecommunication services. This figure results from an increase of 28.6% compared to the R$ 182 million invested in Property, Plant and Equipment in 1999.
                    Among TCO's own and financed resources, the total estimated amount to be invested in network expansion and service modernization in 2001 is approximately R$ 200 million.

                                     [GRAPH]




PERSPECTIVES        The  possibility  that  the  other  bands  will  only  start
FOR 2001            operations in 2002 is favorable to the  companies  currently operating the market, since they will have plenty of time to prepare  in order to face the new SMP  operators.  Among the possible strategies is the intended increment of the current base,  aiming at occupying the largest possible space and at
                    minimizing  the   opportunities   to  be  used  by  the  new
                    companies.  This may also be the  year in which  the  market will be segmented,  with the definition of the best segments and the most profitable and promising ones,  allowing TCO to provide these niches with more specific  services.  Also, it is expected  that clients will be brought much closer to the company,  since the current database will be improved,  with the  collection of new and strategic  information  that will allow TCO to offer new  products and  services,  almost on a
                    one-to-one   marketing  basis.   When  making  new  services
                    available,   TCO  always  tries  to  keep  its  strategy  of
                    delivering  innovations  ahead of the competition.  Both the
                    SMS and the WAP are solid  examples  of this  strategy,  and consist  in  evidence  that it is not  enough  to be  market leader in its region: it is also important to keep the image of a major player before each one of the remaining companies operating  in the  country.  TCO  intends not only to become market  leader,  but  also to  foster  the  creation  of new technologies and to become a major countrywide  player.  The efficiency  of TCO's  shares seems to be  translated  in the figures  presented in the last quarters.  The success of the company's  administration  is a result of the deep knowledge and respect of the regional characteristics of the market in
                    which  it  operates.   The  evolution  to   third-generation
                    services has become the natural path to be followed by every
                    company  operating  cellular   telecommunication   services.
                    However, it is important to consider that the pace of this evolution is to be determined by the market itself and not exclusively by the suppliers of services or products.
                    KNOWLEDGE OF THE MARKET WILL  GUARANTEE OUR  PREPARATION  TO
                    OPERATE  WITH  THIRD-GENERATION  SERVICES  AND TO REACH  THE
                    RIGHT PUBLIC AT THE RIGHT MOMENT. In 2001, we expect to reinforce our image in the market not only as a Brazilian company that delivers technology, but also as one that promotes culture, citizenship and knowledge to the industry in which it operates.

------------------------------------------------------------------------------
DISCLAIMER: The present communication contains forecasts on future events. Such forecasts do not constitute facts occurred in the past and reflect exclusively the expectations of the company's administrators. The terms "anticipates", "believes", "estimates", "expects", "forecasts", "intends", "plans", "projects", "aims at", as well as all other similar terms have the objective of identifying such predictions, which obviously imply risks and uncertainty, not necessarily predicted by the company. Therefore, all future results of the company's operations may differ from the current expectations and the reader should not trust exclusively in the positions herein. These previsions represent exclusively the company's opinion on the date when they are made and imply no obligation on the part of the company to update them based on new information or on future developments.

------------------------------------------------------------------------------
                    ** FINANCIAL STATEMENTS WILL FOLLOW *

                 TELE CENTRO OESTE CELULAR PARTICIPACOES S/A

                      CONSOLIDATED FINANCIAL STATEMENTS
                  (Periods ended December 31, 2000 and 1999)
                        (In thousands of Brazilian reais)


                                    ACCUM. IN    4Q      3Q     2Q      1Q   ACUMUL. IN
                                      2000                                      1999

GROSS OPERATING REVENUE             1,129,746   327,674   283,840   274,814   243,418   740,899
Deductions of gross revenue          (226,649)  (64,657)  (54,962)  (57,308)  (49,722) (162,043)
NET OPERATING REVENUE                 903,097   263,017   228,878   217,506   193,696   578,856
Cost of services rendered and        (376,793) (137,843)  (87,525)  (77,748)  (73,677) (171,069)
merchandise sold *
GROSS PROFIT                          526,304   125,174   141,353   139,758   120,019   407,787

OPERATING REVENUES / EXPENSES
Service trade *                      (127,619)  (38,446)  (29,410)  (28,839)  (30,924) (107,188)
General and administrative            (72,769)  (20,379)  (17,282)  (17,562)  (17,546)  (54,493)
expenses *
Other net operating revenues /         (8,286)   (5,777)     (820)     (781)     (908)   (1,164)
expenses
PROFIT BEFORE DEPRECIATION AND        317,630    60,572    93,841    92,576    70,641   244,942
FINANCIAL REVENUE / EXPENSES -
EBITDA

Depreciation                         (111,613)  (28,417)  (28,845)  (27,734)  (26,617)  (87,453)

PROFIT AFTER DEPRECIATION BEFORE      206,017    32,155    64,996    64,842    44,024   157,489
FINANCIAL REVENUE AND EXPENSE -
EBIT

Financial revenues / expenses         (24,199)  (20,080)    4,176   (5,821)    (2,474)  (30,500)

OPERATING PROFIT                      181,818    12,075    69,172   59,021     41,550   126,989

Non-operating revenues / expenses     (57,710)  (21,698)  (10,473) (16,101)    (9,438)  (10,447)

PROFIT BEFORE TAXES, MINOR            124,108    (9,623)   58,699   42,920     32,112   116,542

Income Tax and Social Contribution    (41,647)    4,263   (19,785) (14,505)   (11,620)  (34,368)
Employee participation                 (1,964)     (527)     (553)    (457)      (427)   (1,789)
Participation of minority             (14,680)     (694)   (4,456)  (5,554)    (3,976)  (17,711)
shareholding

PROFIT BEFORE THE REVERSION OF         65,817    (6,581)   33,905   22,404    16,089     62,674
INTEREST ON OWNED CAPITAL

REVERSION OF INTEREST ON OWNED         25,111    19,877     1,868    3,366         0     44,619
CAPITAL

NET PROFIT IN THE PERIOD               90,928    13,296    35,773   25,770    16,089    107,293
* With no depreciation.

                                    TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                                    FINANCIAL STATEMENTS

                                    Years ended December 31, 2000 and 1999

                                    Together with Report of Independent Auditors

              TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                              FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


                                    CONTENTS


Report of Independent Auditors.........................................1

Balance Sheets.........................................................2
Statements of Income...................................................4
Statements of Changes in Shareholders' Equity..........................5
Statements of Changes in Financial Position............................6
Notes to Financial Statements..........................................7

                         REPORT OF INDEPENDENT AUDITORS

TO
Directors and Shareholders of
TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

We have audited the  accompanying  balance  sheets of TELE CENTRO OESTE  CELULAR
PARTICIPACOES S.A. and the consolidated balance sheets of TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. and subsidiaries as of December 31, 2000 and 1999 and the related statements of income, changes in its shareholders' equity and changes in financial position for the years then ended, prepared in conformity with accounting practices based on the Brazilian Corporate Law. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audits in accordance with auditing standards generally accepted in Brazil and included: a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company; b) the examination on a test basis of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and c) an assessment of the accounting practices used and significant estimates made by management as well as an evaluation of the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TELE CENTRO OESTE CELULAR PARTICIPACOES S.A., as well as the consolidated financial position of TELE CENTRO OESTE CELULAR PARTICIPACOES S.A. and subsidiaries, at December 31, 2000 and 1999, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting practices based on the Brazilian Corporate Law.


                           Campinas, February 2, 2001

                                  ERNST & YOUNG
                          Auditores Independentes S.C.
                                CRC 2SP015199/O-6



                               Luiz Carlos Nannini
                          Accountant CRC 1SP171638/O-7

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                                 BALANCE SHEETS
                           December 31, 2000 and 1999
                          (In Thousands of Reais - R$)


ASSETS
                                        COMPANY              CONSOLIDATED
                                 ------------------------------------------------
                                   2000          1999     2000         1999
                                 ------------------------------------------------
Current assets
  Cash and cash equivalents            134          32        11,267       5,915
  Short-term investments             9,641       4,279       438,864      57,233
  Marketable securities              8,289       7,245       158,701      79,732
  Accounts receivable from               5           -       161,010     157,573
  services
  Inventories                            -           -        52,082      17,405
  Deferred and recoverable          30,350      19,388        85,438      58,054
  taxes
  Interest on own capital           44,370      57,517             -           -
  receivable
  Other assets                       7,228       2,137        28,275      18,910
                                 ---------- ------------ ----------- -----------
Total current assets               100,017      90,598       935,637     394,822

Noncurrent assets
  Loans to related parties           1,262           -         2,673           -
  Deferred and recoverable               -           -           451         561
  taxes
  Other assets                          11         150         4,018       4,062
                                 ---------- ------------ ----------- -----------
Total noncurrent assets              1,273         150         7,142       4,623

Permanent assets
  Investments                    1,259,252     779,923         4,810       3,716
  Property, plant and                3,180       3,127       841,375     716,303
  equipment, net
  Deferred charges, net                  -     317,313       296,867     353,902
                                 ---------- ------------ ----------- -----------
Total permanent assets           1,262,432   1,100,363     1,143,052   1,073,921
                                 ---------- ------------ ----------- -----------
Total assets                     1,363,722   1,191,111     2,085,831   1,473,366
                                 ========== ============ =========== ===========

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                           December 31, 2000 and 1999
                          (In Thousands of Reais - R$)


LIABLITIES AND SHAREHOLDERS'
EQUITY
                                            COMPANY              CONSOLIDATED
                                     -----------------------------------------------
                                        2000        1999       2000        1999
                                     ----------------------------------- -----------
Current liabilities
  Payroll and related accruals            1,788       1,225       6,969       5,672
  Suppliers                                 791       6,221     227,757      96,557
  Indirect taxes                          2,005           -      61,002      45,705
  Income taxes                                -         113          68       6,486
  Participation in results of            40,844      35,356      51,780      46,118
  operation
  Loans and financing                   191,927           -     490,239      70,291
  Concession area 8                           -           -      19,423      16,661
  Other payables                            305          27       8,867       4,630
                                     ----------- ---------- ------------ -----------
Total current liabilities               237,660      42,942     866,105     292,120

Noncurrent liabilities
  Provision for contingencies            58,503      52,597      62,996      57,202
  Suppliers                                   -           -         548         558
  Indirect taxes                              -           -         499           -
  Income taxes                                -           -           -         241
  Loans from related parties                  -      80,954           -           -
  Loans and financing                         -           -      18,910       9,821
  Concession area 8                           -           -           -      16,661
                                     ----------- ---------- ------------ -----------
Total noncurrent liabilities             58,503     133,551      82,953      84,483

Minority interests                            -           -      69,214      82,145

Shareholders' equity
  Capital                               303,000     303,100     303,000     303,100
  Capital reserves                      322,742     322,742     322,742     322,742
  Revenue reserves                      114,454     125,455     114,454     125,455
  Retained earnings                     327,237     263,195     327,237     263,195
                                     ----------- ---------- ------------ -----------
Total shareholders' equity            1,067,433   1,014,492   1,067,433   1,014,492

Capitalizeable funds                        126         126         126         126
                                     ----------- ---------- ------------ -----------
Total liabilities and                 1,363,722   1,191,111   2,085,831   1,473,366
   shareholders' equity
                                     =========== ========== ============ ===========

See accompanying notes.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                              STATEMENTS OF INCOME
                     Years ended December 31, 2000 and 1999
                          (In Thousands of Reais - R$)


                                                  COMPANY           CONSOLIDATED
                                           ------------------------------------------------
                                              2000       1999       2000        1999
                                         ------------  ------------ ----------- -----------
Gross operating revenue                            -             -   1,129,746   740,899
Gross revenue deductions                           -             -    (226,649) (162,043)
                                         ------------  ------------ ----------- -----------
Net operating revenue                              -             -     903,097   578,856
Costs of services rendered and cost of             -             -    (484,155) (256,637)
products sold
                                         ------------  ------------ ----------- -----------
Gross income                                       -             -     418,942   322,219

Operating income (expenses)
Selling expenses                                   -             -    (127,619) (107,213)
General and administrative expenses          (20,467)      (19,541)    (77,020)  (56,353)
Financial result, net                        (43,620)      (41,433)    (24,199)  (30,500)
Equity pick-up                               157,273       135,884           -         -
Other operating income (expenses)             14,285         1,116      (8,286)   (1,164)
                                         ------------  ------------ ----------- -----------
Operating income                             107,471        76,026     181,818   126,989

Nonoperating expenses                        (42,151)       (5,379)    (57,710)  (10,447)
                                         ------------  ------------ ----------- -----------
Income before income taxes and                65,320        70,647     124,108   116,542
participation

Income and social contribution taxes           6,888           591     (41,647)  (34,368)

Employees' participation                        (525)         (445)     (1,964)   (1,789)
Minority interests                                 -             -     (14,680)  (17,711)
                                         ------------  ------------ ----------- -----------
Income before reversal of interest on own     71,683        70,793      65,817    62,674
capital

Reversal of interest on own capital           19,245        36,500      25,111    44,619
                                         ------------  ------------ ----------- -----------
Net income                                    90,928       107,293      90,928   107,293
                                         ============  ============ =========== ===========
Shares in circulation on the balance     364,399,028   364,399,028
sheetdate (thousands)
Net income per lot of thousand                  0,25          0,29
shares (R$)


See accompanying notes.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                     Years ended December 31, 2000 and 1999
                          (In Thousands of Reais - R$)


                                             CAPITAL RESERVES   REVENUE RESERVE
                                             -----------------------------------
                                                                        UNEARNED
                                             CAPITAL  PREMIUM  LEGAL    INCOME   RETAINED
                                    CAPITAL  RESERVE  RESERVE  RESERVE  RESERVE  EARNINGS  TOTAL
                                    ---------------------------------------------------------------
Balances at December 31, 1998       192,065        -       -   18,162  124,914   232,716   567,857

Capital increase with own funds      53,100        -       -        -        -         -    53,100
Capital increase with reserves       57,935        -       -        -        -   (57,935)        -
Reversal of reserves                      -        -       -        - (124,914)  124,914         -
Premium on issue of new shares            -        -      68        -        -         -        68
Assets  incorporated  from  Coverage      -  322,674       -        -        -         -   322,674
Participacoes S.A.
Net income                                -        -       -        -        -   107,293   107,293
Income appropriation proposal:
  Transfer to reserves                    -        -       -    5,364  101,929  (107,293)        -
  Interest on own capital                 -        -       -        -        -   (36,500)  (36,500)

                                    ---------------------------------------------------------------
Balances at December 31, 1999       303,100  322,674      68   23,526  101,929   263,195 1,014,492

Capital reduction - partial            (100)(274,288)      -        -        -         -  (274,388)
spin-off of TCO
Premium merged at subsidiaries            -  274,288       -        -        -         -   274,288
Reversal of reserves                      -        -       -        - (101,929)  101,929         -
Net income                                -        -       -        -        -    90,928    90,928
Income appropriation proposal:
  Transfer to reserves                    -        -       -    4,546   86,382   (90,928)        -
  Interest on own capital                 -        -       -        -        -   (19,245)  (19,245)
  Dividends                               -        -       -        -        -   (18,642)  (18,642)

                                    ---------------------------------------------------------------
Balances at December 31, 2000       303,000  322,674      68   28,072   86,382   327,237 1,067,433
                                    ===============================================================


See accompanying notes.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                   STATEMENTS OF CHANGES IN FINANCIAL POSITION

                     Years ended December 31, 2000 and 1999
                          (In Thousands of Reais - R$)

                                                COMPANY           CONSOLIDATED
                                          ------------------------------------------
                                            2000      1999       2000       1999
                                          -------- ---------- ---------- ------------
  SOURCES OF WORKING CAPITAL
  Net income                                90,928    107,293     90,928   107,293
  Minority interests                             -          -     14,680    17,711
  Expenses  (income)  not  affecting  net
  working capital:
   Depreciation and amortization            43,405      5,540    172,427    92,836
   Equity pick-up                         (157,273) (135,884)          -         -
   Monetary   variation   on   noncurrent    3,828        668      8,303     4,867
   assets and liabilities
   Book  value  of  property,  plant  and        -          -          -     5,462
   equipment write-offs
                                          -------- ---------- ---------- ------------
  Funds generated by  economic activity    (19,112)   (22,383)   286,338   228,169

  From shareholders
   Capital increase                              -     53,100          -    53,100
   Premium reserve at the merger                 -    322,742          -   322,742
                                          -------- ---------- ---------- ------------
                                                 -    375,842          -   375,842
  From third parties
   Transfer  from  noncurrent  to current        -          -          -        10
   assets
   Transfer  from  property,   plant  and        -     30,275          -    30,275
   equipment to investments
    Increase in noncurrent liabilities           -    120,654     15,148    76,908
                                          -------- ---------- ---------- ------------
                                                 -    150,929     15,148   107,193
                                          -------- ---------- ---------- ------------
  Total sources of working capital         (19,112)   504,388    301,486   711,204
                                          -------- ---------- ---------- ------------

  APPLICATIONS OF WORKING CAPITAL
  Increase in noncurrent assets                661        145      2,519     2,759
  Additions to investment                   47,768     88,236      1,094     3,710
  Additions   to   property,   plant  and      431      3,179    234,010   242,529
  equipment
  Additions to deferred assets                   2    322,674      6,454   359,263
  Transfer  from  noncurrent  to  current        -          -     24,981    39,737
  liabilities
  Reduction in noncurrent liabilities       79,338          -          -         -
  Interest on own capital                   19,245     36,500     25,111    44,619
  Dividends                                 18,642          -     18,642         -
  Capital reduction - partial spin-off         100          -        100         -
  Minority interests                             -          -     21,745    18,118
                                          -------- ---------- ---------- ------------
  Total applications of working capital    166,187    450,734    334,656   710,735
                                          -------- ---------- ---------- ------------
  INCREASE  (REDUCTION)  IN  NET  WORKING (185,299)    53,654    (33,170)      469
  CAPITAL
                                          ======== ========== ========== ============

  WORKING CAPITAL VARIATION
  In current assets
   At beginning of year                     90,598     52,499    394,822   263,121
   At year-end                             100,017     90,598    935,637   394,822
                                          -------- ---------- ---------- ------------
                                             9,419     38,099    540,815   131,701
  In current liabilities
   At beginning of year                     42,942     58,497    292,120   160,888
   At year-end                             237,660     42,942    866,105   292,120
                                          -------- ---------- ---------- ------------
                                           194,718     15,555    573,985   131,232
                                          -------- ---------- ---------- ------------
  INCREASE  (REDUCTION)  IN  NET  WORKING (185,299)    53,654    (33,170)      469
  CAPITAL
                                          ======== ========== ========== ============


See accompanying notes

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


1.    OPERATIONS

      Tele Centro Oeste Celular Participacoes S.A. was constituted in accordance with Article 189 of Law No. 9,472/97 (Telecommunications General Law) and Decree No. 2,546 of April 14, 1998, as a result of the spin-off of Telecomunicacoes Brasileiras S.A.. The shareholders' general meeting that approved the register/justification was held on May 22, 1998 and the respective appraisal report was issued on February 28, 1998.

      The Company is publicly traded and directly controlled by BID S.A. (company controlled by Splice do Brasil S.A.) which acquired 53.80% of the voting capital and 18.36% of the total capital.

      The Company controls the following companies: Telebrasilia Celular S.A., Telegoias Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A. and Teleacre Celular S.A.. The subsidiaries are responsible for providing cellular telephone services - Band A throughout the Middle West region of the country including the States of Rondonia and Acre, according to the concession terms signed by the Federal Government which should expire on by August 5, 2008 but could be extended for another 15 years.

      On May 24, 1999 the company Norte Brasil Telecom S.A. - NBT was constituted, as a private corporation, with 95% participation in the parent company. NBT's operating objective is to explore cellular services as well as all necessary and useful activities for delivering these services within area 8 - Band B which comprises the States of Amazonas, Roraima, Amapa, Para and Maranhao.

      Norte Brasil Telecom S.A. started up its operating activities at the end of October 1999 serving 11 from the 97 cities comprising the respective service area. As the operating activities related to the services at December 31, 1999 were not significant, all expenses incurred as a result were considered as pre-operating expenses considering that from January 2000 on these expenses ended up by being amortized.

      The services provided by the subsidiaries and respective charges are controlled by ANATEL (National Agency of Telecommunications), authority responsible for regulating telecommunications in Brazil, in accordance with Law No. 9,472 of July 16, 1997.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


2.    PRESENTATION OF THE FINANCIAL STATEMENTS

      The financial statements of the parent company and consolidated financial statements have been prepared in conformity with accounting practices based on the Brazilian Corporate Law and norms published by the CVM (Brazilian Equivalent of the Securities and Exchange Commission of the US).


3.  SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

      a) SHORT-TERM INVESTMENTS

         Refer to temporary investments of high liquidity falling due within less than three months, stated at cost plus income earned to the balance sheet date.

      b) CREDITS AND OBLIGATIONS

         Credits and obligations are stated at their historical value. The amounts subject to monetary correction, foreign exchange rates and interest have been adjusted to the balance sheet date

      c) ALLOWANCE FOR DOUBTFUL ACCOUNTS

         This provision was constituted to cover accounts receivable unlikely to be collected. The methodology comprises the recording of a provision to cover 100% of accounts overdue more than 90 days. Additionally, for the accounts not yet billed, not yet due and overdue more than 90 days, the percentages historically obtained from write-offs are applied on the respective gross revenues computed within the last 12 months.

      d) INVENTORIES

         Stated at average acquisition cost, not exceeding replacement cost.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


3.    SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES--Continued

      e) PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment is stated at acquisition or construction cost, monetarily corrected to December 31, 1995 less accumulated depreciation.

         The operation right (concession area 8) of cellular services - Band B relating to the subsidiary Norte Brasil Telecom S.A. was stated at the respective acquisition cost and is being amortized in accordance to concession terms.

         Materials related to the plant expansion are stated at acquisition average cost.

         Maintenance and repair expenses representing improvements (increase of installed capacity or useful life) are capitalized, while the remaining are charged to operating results following the accrual method.

         Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets. The respective depreciation rates are described in Note 9.

      f) DEFERRED CHARGES

         PREOPEARTING EXPENSES

         Income and expenses incurred during the pre-operating period faced by the subsidiary Norte Brasil Telecom S.A. are charged to deferred charges.

         Deferred charges were not amortized during 1999 as the subsidiary Norte Brasil Telecom S.A. was undergoing the amortization for the respective expenses started as of January 2000.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


3.    SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES--Continued

      f) DEFERRED ASSETS--Continued

         PREMIUM IN THE MERGER OF COVERAGE PARTICIPACOES S.A.

         On December 14, 1999 the Company merged its parent company Coverage Participacoes S.A. with the aim of using the tax credit generated as a result the premium amortization in the amount of R$ 322,674.

         During the Shareholders Meeting of October 30, 2000, the Company decided to partially spin-off the shareholders' equity, transferring the premium to its subsidiaries (except NBT) with the aim of strengthening the structure of its subsidiaries and improving the utilization of the tax benefit generated as a result of the premium amortization by the subsidiary companies. For more details, see Note 30.

      g) PROVISION FOR VACATION

         The amounts related to employees' vacation due were provided for in proportion to the respective acquisition period.

      h) INCOME TAX AND SOCIAL CONTRIBUTION TAX ON INCOME

         Income tax and social contribution tax on income are calculated according to current legislation. Deferred taxes are recorded over temporary differences, calculated based on rates applicable at the respective realization on liquidation recorded on an accrual basis.

      i) PROVISION FOR CONTINGENCIES

         The provision for contingencies was recorded based on an analysis of the Company's lawyers regarding all existing legal actions.

      j) INCOME AND EXPENSES

         Income and expenses are charged to the year's operating result on an accrual basis. The revenues derived from sales of prepaid recharging cellular telephone cards are deferred and charged to the operating result as the cards are used.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


3.    SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES--Continued

      k) FINANCIAL RESULT, NET

         The financial result net is represented by interest and monetary correction on short-term investments and loans obtained and granted. In compliance with the current tax legislation, the interest on own capital is recorded as financial expenses and considered as destination of result for financial statement purposes, according to Deliberation No. 207 of December 12, 1996 of the CVM (Brazilian Equivalent of the Securities and Exchange Commission of the US).

      l) PENSION PLAN

         Tele Centro Oeste Celular Participacoes S.A. and subsidiaries sponsor a private defined-benefit social security plan, which is managed by SISTEL. The plan contributions are determined based on actuarial studies conducted by independent actuaries in accordance with current Brazilian norms. The actuarial studies are periodically reviewed in order to determine the need for adjusting the contributions. Additional information regarding this plan are referred to in Note 26.

      m) EMPLOYEES' INCOME PARTICIPATION

         Tele Centro Oeste Celular Participacoes S.A. and subsidiaries provide for employees' income participation based on Article 5 of Provisional Measure No. 980 of April 25, 1995 and subsequent publications.

         The amount provided for is equivalent to a monthly salary subject to approval at the Shareholders Meeting.

      n) PROFIT PER SHARE

         Profit per share was calculated based on the number of shares in circulation at the balance sheet computation date.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


4.    CONSOLIDATION OF THE FINANCIAL STATEMENTS

      The consolidated financial statements were prepared in accordance with consolidation basic principles established by Corporate Law and norms of the CVM (Brazilian Equivalent of the Securities and Exchange Commission of the US).

      We present below the main consolidation procedures:

      a) Elimination of assets and liability account balances between the consolidated companies;
      b) Elimination of capital participation, reserves and retained earnings of the consolidated companies;
      c) Elimination of revenues and expenses derived from business held between the consolidated companies;
      d) Highlighting the amounts of participation by minority interest on the financial statements.

      The consolidated companies are as follows:

                                         CAPITAL PARTICIPATION TOTAL (%)
                                        ----------------------------------
                                               2000             1999
                                        ----------------------------------
     Telebrasilia Celular S.A.                88.21            86.81
     Telegoias Celular S.A.                   92.22            89.54
     Telemat Celular S.A.                     97.31            91.87
     Telems Celular S.A.                      98.19            96.01
     Teleron Celular S.A.                     96.97            91.31
     Teleacre Celular S.A.                    98.29            93.98
     Norte Brasil Telecom S.A. - NBT          95.00            95.00

5.    MARKETABLE SECURITIES

                                                            COMPANY     CONSOLIDATED
                                                         --------------------------------
                               INTEREST           DUE DATE    2000   1999    2000   1999
                        -----------------------------------------------------------------
    Notes from  Central Foreign  exchange  plus
    Bank  of  Brazil  - annual  interest  of 6%   9/17/2001
    Especial  Issuing - with 100%  Swap of CDI       and         -  7,245  39,007  35,157
    public titles                                 6/17/2004
    Debentures        - Pre-fixed  annual  rate
    Unibanco    Leasing of 15% with  100%  Swap   5/1/2003       -      -  28,165  24,696
    contracts           of CDI
    Commercial  Paper - Pre-fixed  annual  rate
    Splice   do  Brasil of 19% with  106%  Swap   1/12/2001  8,289      -  77,743   7,792
    S/A                 of CDI
    Bank    Certificate Pre-fixed  annual  rate   3/19/2001
    Deposit - Unibanco  of 15% with  100%  Swap      and         -      -  13,786  12,087
                        of CDI                    4/25/2001
                                                             ----------------------------
                                                             8,289  7,245 158,701  79,732
                                                             ============================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


6.    ACCOUNTS RECEIVABLE FROM SERVICES

                                               CONSOLIDATED
                                          -----------------------
                                             2000        1999
                                          ------------------------
    Amounts invoiced                        47,901      70,537
    Amounts to be invoiced                  42,948      48,185
    Network use rate                        46,284      27,724
    Sales - prepaid                         40,611      21,947
    Allowance for doubtful accounts        (25,826)    (26,408)
    Others                                   9,092      15,588
                                          ------------------------
                                           161,010     157,573
                                          ========================

    Not yet due                             20,031      26,452
    Overdue - from 1 to 30 days             10,779      13,153
    Overdue - from 31 a 60 days              3,694       6,615
    Overdue - from 61 a 90 days              3,443       6,733
    Overdue - more than 90 days              9,954      17,584
                                          ------------------------
    Total services invoiced                 47,901      70,537
                                          ========================

    Statement of the allowance for doubtful accounts:

                                               CONSOLIDATED
                                          -----------------------
                                             2000        1999
                                          -----------------------
    Initial balance                          26,408      21,218
    Complement to the year's allowance       54,873      62,636
    Losses                                 (55,455)    (57,446)
                                          -----------------------
    Final balance                            25,826      26,408
                                          =======================
    Losses recovering                         9,569       5,115
                                          -----------------------

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


7.    DEFERRED AND RECOVERABLE TAXES

                                            COMPANY          CONSOLIDATED
                                       --------------------------------------
                                         2000      1999     2000      1999
                                       --------------------------------------
    Recoverable income tax              16,642   12,942    37,597   26,301
    Recoverable social contribution      5,118    5,736    10,373    9,733
    tax
    Deferred income and social
    contribution taxes                   8,533      646    18,853   11,697
    ICMS tax recoverable                     -        -    17,764    9,555
    Other recoverable taxes                 57       64     1,302    1,329
                                       --------------------------------------
                                        30,350   19,388    85,889   58,615
    Current                            (30,350) (19,388)  (85,438) (58,054)
                                       --------------------------------------
    Noncurrent                               -        -       451      561
                                       ======================================

      The ICMS tax recoverable refers to credits of ICMS tax on the acquisition of property, plant and equipment which will be compensated during 2001 against telephone sales and services.


8.    INVESTMENTS

                                            COMPANY          CONSOLIDATED
                                       --------------------------------------
                                         2000      1999     2000      1999
                                       --------------------------------------

    Participation  stated  through
    the equity method                 1,254,627   776,207        -        -
    Premium - Norte BrasilTelecom         3,339     3,710    3,339    3,710
    S.A.
    Other investments                     1,286         6    1,286        6
    Tax incentive                             -         -      185        -
                                       --------------------------------------
                                       1,259,252  779,923    4,810    3,716
                                       ======================================

                                                        2000                                        1999
    ----------------------------------------------------------------------------------------------------------------------
                                                                                       INCREASE
                                                                                         OF
                                                                                       CAPITAL,
                                                                                       INTEREST
                                                                                        ON OWN
                                   INCOME                                              CAPITAL
                   SHAREHOLDERS' (LOSS)FOR    VOTING     TOTAL    EQUITY     PREMIUM     AND
    COMPANY           EQUITY      THE YEAR    CAPITAL   CAPITAL   PICK-UP    MERGED     OTHERS   INVESTMENTS   INVESTMENTS
    ----------------------------------------------------------------------------------------------------------------------
    Telebrasilia      429,562      70,652       91%       88%      62,035    79,489    (17,468)    388,255       264,199
    Telegoias         306,212      44,156       91%       92%      40,284    55,242    (16,339)    286,662       207,475
    Telemat           217,692      36,533       99%       97%      34,776    55,214     16,810     213,307       106,507
    Telems            187,215      28,825       99%       98%      28,025    63,306      7,117     184,955        86,507
    Teleron            47,383       5,525       98%       97%       5,124    13,248     (1,289)     46,345        29,262
    Teleacre           27,690       3,683      100%       98%       3,579     7,789      4,044      27,345        11,933
    NBT               108,087     (17,421)      95%       95%     (16,550)        -     53,984     107,758        70,324
                   -----------------------                      ----------------------------------------------------------
                    1,323,841     171,953                         157,273   274,288     46,859   1,254,627       776,207
                   =======================                      ==========================================================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


8.    INVESTMENTS--Continued

      The premium of R$ 3,339 (R$ 3,710 in 1999) refers to the acquisition of 45% of the shares of Norte Brasil Telecom S.A. from Inepar S.A. on May 24, 1999. This premium is being amortized over a period of 10 years.


9.    PROPERTY, PLANT AND EQUIPMENT

                                              COMPANY
                                    -----------------------------
                                        2000           1999
                                    -----------------------------
    Other assets                       3,179          2,800
    Assets and construction in             1            327
    progress
                                    -----------------------------
                                       3,180          3,127
                                    =============================


                                                                CONSOLIDATED
                                            ---------------------------------------------------
                                                             2000                       1999
                                            ---------------------------------------------------
                                 ANNUAL        COST
                              DEPRECIATION   MONETARILY   ACCUMULATED      NET BOOK    NET BOOK
                                 RATE(%)     CORRECTED    DEPRECIATION      VALUE       VALIE
                              -----------------------------------------------------------------
    Assets and service
     installations
      Switching equipment          10        148,616       (35,592)        113,024      93,369
      Transmission equipment     14.29       558,984      (226,263)        332,721     336,383
      Infra-structure
         Land                      -           3,588             -           3,588       3,293
         Buildings                 4          30,346        (8,857)         21,489      16,730
         Supporters and            5          39,683        (6,855)         32,828      25,091
          protectors
         Energy equipment          10         60,503       (29,110)         31,393      32,825
         Others                    10          3,824        (1,016)          2,808       6,870
         Computer equipment        20         13,115        (4,201)          8,914       5,919
         Vehicles                  20          1,618        (1,047)            571         380
         Exploration right        3.33        60,550        (2,016)         58,534      60,550
           (concession)
         Other assets           5 to 20       57,123       (15,458)         41,665      29,614
    Assets for future use          10              -             -               -      14,338
    Assets  and  construction      -         182,932             -         182,932      90,035
      in progress
    Construction material          -          10,908             -          10,908         906
                                           ---------------------------------------------------
                                           1,171,790      (330,415)        841,375     716,303
                                           ===================================================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


10.   DEFERRED CHARGES

                                               COMPANY          CONSOLIDATED
                                         ---------------------------------------
                                            2000     1999      2000      1999
                                         ---------------------------------------
    Premium - Coverage Participacoes S.A.     -    322,674    322,674   322,674
    Premium amortization                      -     (5,378)   (68,865)   (5,378)
    Preoperating expenses                     -          -     42,994    36,589
    Others                                    -         17         64        17
                                         ---------------------------------------
                                              -    317,313    296,867   353,902
                                         =======================================


11. PAYROLL AND RELATED ACCRUALS

                                               COMPANY          CONSOLIDATED
                                         ---------------------------------------
                                            2000     1999      2000      1999
                                         ---------------------------------------
    Salaries, wages and fees                 618       496     1,394     1,581
    Social charges provided for            1,134       638     5,113     3,472
    Benefits provided for                     36        91       462       619
                                         ---------------------------------------
                                           1,788     1,225     6,969     5,672
                                         =======================================

12. SUPPLIERS

                                               COMPANY          CONSOLIDATED
                                         ---------------------------------------
                                            2000     1999      2000      1999
                                         ---------------------------------------
    Suppliers                                746       518   219,550    75,677
    Consignment on behalf of third            45     5,703     4,414    10,199
    parties
    Fixed telephone companies                  -         -     4,341    11,234
    Others                                     -         -         -         5
                                         ---------------------------------------
                                             791     6,221   228,305    97,115
                                         ---------------------------------------
    Current                                  791     6,221   227,757    96,557
                                         ---------------------------------------
    Noncurrent                                 -         -       548       558
                                         =======================================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)

13. INDIRECT TAXES

                                               COMPANY          CONSOLIDATED
                                         ---------------------------------------
                                            2000     1999      2000      1999
                                         ---------------------------------------
    ICMS                                         -        -    25,939    27,861
    Fistel tax                                   -        -    28,355    14,250
    Taxes  on  revenues  (COFINS,  PIS and   2,005        -     6,708     3,594
    others
                                         ---------------------------------------
                                             2,005        -    61,002    45,705
                                         =======================================

14. INCOME TAXES

                                               COMPANY          CONSOLIDATED
                                         ---------------------------------------
                                            2000     1999      2000      1999
                                         ---------------------------------------
    Income and social  contribution  taxes       -      113       68      6,295
    payable
    Deferred income tax                          -        -        -        432
                                                 -      113       68      6,727
    Current                                      -      113       68      6,486
                                         ---------------------------------------
    Noncurrent                                   -        -        -        241
                                         =======================================


15. INCOME PARTICIPATION

                                               COMPANY          CONSOLIDATED
                                         ---------------------------------------
                                            2000     1999      2000      1999
                                         ---------------------------------------
    Interest on own capital for
      this year                             19,245   36,500   25,111     44,619
    Interest  on own capital for the
      prior year                             5,313    3,901    9,841      6,556
    IRRF on interest on own capital         (2,881)  (5,475)  (3,778)    (6,693)
    Dividends                               18,642        -   18,642          -
    Employees' income participation            525      430    1,964      1,636
                                         ---------------------------------------
                                            40,844   35,356   51,780     46,118
                                         =======================================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


16.   LOANS AND FINANCING

                                                                                  COMPANY              CONSOLIDATED
      ----------------------------------------------------------------------------------------------------------------
                              INTEREST AND MONETARY CORRECTION      DUE DATE       2000       1999     2000      1999
      ----------------------------------------------------------------------------------------------------------------
      NATIONAL CURRENCY
        BNDES                   TJLP plus annual interest of         1/2/2001           -       -     84,026    66,425
                                7% per year
        Commercial Paper        Annual discount of 19% applied      1/12/2001     186,913       -    186,913         -
                                on the subscription date with
                                Swap of 103.5% of CDI
        Other loans             Industrial products Column 20 -      2000 to            -       -      1,771     1,713
                                FGV                                   2008
      FOREIGN CURRENCY
        Banco ABC do            Foreign exchange variation based    4/23/2001           -       -      6,086     3,648
        Brasil                  on  the U.S. dollar plus libor
                                and annual interest of 1.125%
        Euro Commercial         Annual discount of 9.5% with                        5,014       -    207,943         -
        Paper                   foreign exchange variation based
                                on the U.S. dollar plus Swap of     5/18/2001
                                CDI
        Export                  Foreign exchange variation
        Development             based  on  the U.S.  dollar
        Corporation -           plus libor for six month           11/22/2005           -       -     21,954     8,326
          EDC                   and annual interest of 3.90%
        Others                                                                          -       -        456         -
                                                                                  191,927       -    509,149    80,112
        Current                                                                  (191,927)      -   (490,239)  (70,291)
        Noncurrent                                                                      -       -     18,910     9,821

      The amounts falling due on a long-term basis are as follows:

                        CONSOLIDATED
                 ------------------------
      DUE DATE        2000       1999
      -----------------------------------
         2001             -      1,874
         2002         4,563      1,875
         2003         4,563      1,874
         2004         4,563      1,874
         2005         4,561      1,874
         2006           220        209
         2007           220        209
         2008           220         32
                  -----------------------
                     18,910      9,821
                  =======================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


17. CONCESSION - AREA 8

    Norte Brasil Telecom S.A. acquired from ANATEL (Telecommunications Agency) the concession of telecommunication services in area 8 for the amount of R$ 60,550 to be paid in 4 installments from which 3 have been liquidated at December 31, 2000, leaving a balance of 1 installments payable in the amount of R$ 19,423 falling due on November 27, 2001.


18. RELATED PARTIES (CONSOLIDATED)

                                                   2000                    1999
                                 ----------------------------------------------------------
                                 SPLICE                 SPL
                                   DO     BANCO     CONSTRUTORA    CARTOES
                                 BRASIL  CREDIBEL  PAVIMENTADORA     S.A.    TOTAL   TOTAL
                                 ----------------------------------------------------------
    ASSETS
    Cash and cash equivalents        -       713           -           -       713      337
    Short-term investments           -     6,527           -           -     6,527      369
    Commercial paper             77,743        -           -           -    77,743    7,792
    Loan agreement                2,673        -           -           -     2,673        -

    LIABILITIES
    Suppliers                     1,410        -           -          42     1,452      200

    TRANSACTIONS
    Income from short-term       10,588      490           -           -    11,078    2,081
    investments
    Maintenance services          3,508        -           -           -     3,508      276
    Acquisition of telephone          -        -           -       2,121     2,121      282
    cards
    Acquisition of property,      3,760        -       1,352           -     5,112    6,231
    plant and equipment

    All transactions held with related parties were carried out under normal market conditions.


                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


19.   NET OPERATING INCOME FROM TELECOMMUNICATION SERVICES

                                               CONSOLIDATED
                                          -----------------------
                                             2000        1999
                                          -----------------------
    Subscription                             188,556     183,166
    Use
       National                              304,494     282,763
       Displacement/additional per call       34,826      37,024
       and others
    Use of network                           324,402     170,700
    Additional services                        9,164      10,101
    Resale of cellular equipment             188,290      41,131
    Resale of cards                           78,227       9,418
    Others                                     1,787       6,596
                                          -----------------------
    Gross operating revenue                1,129,746     740,899
    Gross revenue deductions                (226,649)   (162,043)
                                          -----------------------
    Net operating revenue                    903,097     578,856
                                          =======================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


20.   OPERATING COSTS AND EXPENSES

                                            CONSOLIDATED - 2000
                              ------------------------------------------------
                                 COST OF                  GENERAL
                                SERVICES                    AND
                                RENDERED/   SELLING   ADMINISTRATIVE
                                 COST OF    EXPENSES     EXPENSES    TOTAL
                                PRODUCTS
                                  SOLD
                              ------------------------------------------------
    Personnel                       10,910      13,986       25,677   50,573
    Administration fees                  -           -        1,472    1,472
    Material                         2,948       2,178        2,670    7,796
    Third-party services            89,770      62,558       39,916  192,244
    Rental/leasing/insurance        35,408       3,364        2,345   41,117
    Depreciation and               107,362           -        4,251  111,613
    amortization
    Taxes, rates and                49,942          12          222   50,176
    contributions
    Allowance for doubtful               -       (582)            -    (582)
    accounts
    Net losses                           -      45,886            -   45,886
    Cost of products sold          187,754           -            -  187,754
    Other materials                     61         217          467      745
                              ------------------------------------------------
                                   484,155     127,619       77,020  688,794
                              ================================================

                                            CONSOLIDATED - 1999
                              ------------------------------------------------
                                 COST OF                  GENERAL
                                SERVICES                    AND
                                RENDERED/   SELLING   ADMINISTRATIVE
                                 COST OF    EXPENSES     EXPENSES    TOTAL
                                PRODUCTS
                                  SOLD
                              ------------------------------------------------
    Personnel                        7,432       8,875       18,936   35,243
    Administration fees                  -           -        1,308    1,308
    Material                           750         780        1,885    3,415
    Third-party services            65,419      38,770       29,745  133,934
    Rental/leasing/insurance        30,274       1,129        1,254   32,657
    Depreciation           and      85,568          25        1,860   87,453
    amortization
    Taxes,      rates      and      24,968          79          388   25,435
    contributions
    Allowance   for   doubtful           -       5,190            -    5,190
    accounts
    Net losses                           -      52,331            -   52,331
    Cost of products sold           42,220           -            -   42,220
    Other materials                      6          34          977    1,017
                              ------------------------------------------------
                                   256,637     107,213       56,353  420,203
                              ================================================

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


21.   OTHER OPERATING INCOME (EXPENSES)

                                            COMPANY             CONSOLIDATED
                                    -----------------------------------------------
                                        2000       1999        2000       1999
                                    -----------------------------------------------
    Taxes (except income taxes)       (7,711)     (2,611)    (11,696)    (6,529)
    Research and development                -           -       (736)      (512)
    Technical   and    administrative       -           -        743      1,809
    services
    Donations and sponsorships           (40)           -     (3,883)    (1,733)
    Provision for contingencies             -           -          -      (833)
    Recovered expenses                      1          92        772      1,871
    Reversal of provisions                  -         179        253      1,054
    Amortization of merged premium      (372)           -       (372)         -
    Tax incentives                          -       3,559          -      3,559
    Penalties                               -           -      3,231      1,218
    Expenses  recovery at  controlled  22,404           -          -          -
    companies
    Other operating income (expenses)       3       (103)      3,402     (1,068)
                                    -----------------------------------------------
                                       14,285       1,116     (8,286)    (1,164)
                                    ===============================================


22.   FINANCIAL RESULT, NET

                                            COMPANY             CONSOLIDATED
                                    -----------------------------------------------
                                        2000       1999        2000       1999
                                    -----------------------------------------------
    Financial revenues                  21,743     3,052       84,244     36,232
    Financial expenses                (65,363)   (44,485)    (108,443)   (66,732)
                                      (43,620)   (41,433)     (24,199)   (30,500)
                                    ===============================================

    Financial expenses include interest on own capital at December 31, 2000 in the amount of R$ 19,245 (R$ 36,500 1999) and R$ 25,111 (R$ 44,619 in 1999),
    under parent company and consolidated respectively.

    These amounts were reversed against shareholders' equity in accordance with Deliberation No. 207/96 of the CVM (Brazilian equivalent of the Securities and Exchange Commission of the US).

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


23.   NONOPERATING RESULT

    The 2000 nonoperating result basically refers to amortization of deferred assets (premium computed at the merger of Coverage).


24.   INCOME AND SOCIAL CONTRIBUTION TAXES

                                            COMPANY          CONSOLIDATED
                                       --------------------------------------
                                         2000     1999       2000    1999
                                       --------------------------------------
    Social   contribution  tax  income    1,832      171  (11,847)   (5,179)
    (expenses)
    Income tax income (expenses)          5,056      420  (29,800)  (29,189)
                                       --------------------------------------
                                          6,888      591  (41,647)  (34,368)
                                       ======================================

    Income before deductions             65,320   70,647  124,108   116,542
    Employees' income participation        (525)    (445)  (1,964)   (1,789)
                                       --------------------------------------
    Calculation base                     64,795   70,202  122,144   114,753
                                       --------------------------------------
    Social contribution tax              (5,831)  (8,480) (12,984)  (10,614)
    Social contribution tax on           (6,515)  (8,189)  (6,717)   (9,039)
    permanent additions
    Social contribution tax on           14,121   16,759    7,680     8,636
    permanent exclusions
    Others                                   57       81      174     5,838
                                       --------------------------------------
    Social contribution tax               1,832      171  (11,847)   (5,179)
                                       ======================================
    Income tax                          (16,198) (17,550) (30,536)  (28,688)
    Income tax on permanent additions   (18,098) (17,061) (18,661)  (18,757)
    Income tax on permanent exclusions   39,225   35,004   17,939    17,935
    Tax incentives/others                   127       27    1,458       321
                                       --------------------------------------
    Income tax                            5,056      420  (29,800)  (29,189)
                                       ======================================

    In 2000 tax expenses were calculated based on the current rate of 37% (25% for income tax and 12% for social contribution tax) in January and 34% (25% for income tax and 9% for social contribution tax) from February to December. In 1999, tax expenses were calculated based on the current rate of 33% (25% for income tax and 8% for social contribution tax) from January to April and 37% (25% for income tax and 12% for social contribution tax) from May to December.

                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


25.   PROVISION FOR CONTINGENCIES

                          COMPANY            CONSOLIDATED
                    ------------------------------------------
                      2000      1999       2000      1999
                    ------------------------------------------
    Tax                5,375      1,899     8,721      5,554
    Labor                  -          -       654        654
    Others (A)        53,128     50,698    53,621     50,994
                    ------------------------------------------
                      58,503     52,597    62,996     57,202
                    ==========================================

    (A) Basically refers to original loans from Telecomunicacoes Brasileiras S.A. - TELEBRAS, which according to Attachment II of the Spin-Off Report of February 28, 1998, approved by the Shareholders Meeting of May 1998, should be charged to the respective holding controlled by Telegoias Celular S.A. and Telebrasilia Celular S.A..

    Local management, based on the understanding that the respective loans were wrongly allocated at the time of the spin-off, suspended the payments flow subsequent to the changes in Company's controls. These loans are being indexed by the IGP-M (Market General Price Index) plus 6% annual interest.

    In June 1999, Tele Centro Oeste Celular Participacoes S.A. (parent company) filed a legal action claiming that the assets related to these obligations - loans and financing - belong to the Company as well as the respective accessories, plus compensations for the installments paid.

    The Company's lawyers believe that the chances of obtaining a favorable outcome are good.

    In November 1999, the Company's management decided to transfer to the actual holding - Tele Centro Oeste Celular Participacoes S.A., the liability derived from the loan originally made by Telecomunicacoes Brasileiras S/A - TELEBRAS and absorbed during the spin-off process.

                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


26.   PENSION PLAN

      The Company and subsidiaries, except for Norte Brasil Telecom S.A., make payments towards private pension plans and of medical assistance for retired employees which are controlled by Sistel Social Security Foundation - SISTEL. Until December 1999 all sponsors showed solidarity towards the Sistel Benefits Pan (PBS) and the Medical Assistance Plan for the Retired (PAMA). On December 28, 1999 the sponsors of plans PBS and PAMA negotiated conditions for the creation of individual pension plans per sponsor, maintaining the solidarity only for those already assisted by the plan and under such conditions at January 31, 2000, resulting in a restructuring proposal on the Sistel Statute and Regulation which was approved by the Complementary Pension Department on January 13, 2000.

      The situation of the Defined Benefits Retirement Plan (PBS-A) and Medical Assistance Plan for the Retired (PAMA), which still shows solidarity between the sponsors at December 31, 2000 and 1999, is as follows:

                                              2000
                                ---------------------------------
                                   PBS-A       PAMA        TOTAL      1999 (A)
                                -----------  ---------  -----------  -----------
    Mathematical reserves and    3,016,486    497,932    3,514,418    4,829,056
      funds
    Other liabilities               57,798    431,573      489,371      649,540
                                -----------  ---------  -----------  -----------
    Total reserves and other     3,074,284    929,505    4,003,789    5,478,596
      liabilities
    (-) Total Sistel assets      3,374,869    929,505    4,304,374    7,183,875
                                -----------  ---------  -----------  -----------
    (=) Accumulated surplus        300,585          -      300,585    1,705,279
                                ===========  =========  ===========  ===========

      (A)refers to the situation of plans PBS and PAMA controlled by Sistel at December 31, 1999.

      Due to the discontinuation of the solidarity concept occurred in December 1999, the Company and subsidiaries individually sponsored a Defined Benefits Retirement Plan - Plan PBS TCO, which covers approximately 5% of the employees working for these companies. Apart from the supplementation benefit, medical assistance (PAMA) is offered to retired personnel and dependents at a shared cost. The contributions towards plans PBS TCO and PAMA are determined based on actuarial studies and prepared by independent actuaries in accordance with current norms established in Brazil. The cost determination regime is based on capitalization and the contribution due by the sponsor is 13.5% on payroll covering the employees who are included in the plan from which 12% is allocated to the cost for plan PBS TCO.

                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


26.   PENSION PLAN--Continued

      At the end of 2000 Sistel introduced a defined individual contribution plan- Benefits Plan TCO Prev. The Plan is supported by contributions made by the participants (employees) and by the sponsor which are credited under individual accounts on behalf of the participants. The Companies are responsible for costs related to administrative and maintenance expenses. The employees taking part of the Defined Benefits Plan (PBS TCO) were given the option to join plan TCO by January 31, 2001 maximum, with incentives as benefits.

      The plan was also offered to the remaining employees not taking part of plan PBS TCO, as well as to the new employees. The contributions from plan TCO Prev participants are as follows: a) basic contribution - ranging from 3% to 8% of the participation salary, according to age, in full percentages; b) voluntary contribution - limited to 22% of the participation salary, with 8% of basic contribution; 8%; c) sporadic contribution - de eventual contribution of amounts no lower than 10% of the salary ceiling. The contributions by the plan's sponsor are as follows: a) normal contribution - equivalent to 100% of the basic contribution of each active participant; b) variable contribution - eventual contributions in accordance with uniform criterion not discriminating the joined participants; c) specific contribution - for ensuring the observation of the minimum limit fixed by the legislation for the benefit amount.

      The position regarding the Defined Pension and Benefit Plans PBS TCO and TCO Prev at December 31, 2000 is as follows:


    PBS TCO                                                     2000
    -------                                                   --------
    Mathematical reserves and funds                            14,261
    Other liabilities                                           1,831
                                                              --------
    Total reserves and other liabilities                       16,092
    (-) Total of plan assets                                   16,406
                                                              --------
    (=) Accumulated surplus                                       314
                                                              ========

    TCO PREV                                                    2000
    --------                                                  --------
    Mathematical reserves and funds                            12,753
    Other liabilities                                           1,575
                                                              --------
    Total reserves and other liabilities                       14,328
    (-) Total plan assets                                      14,328
                                                              --------
    (=) Accumulated surplus                                         -
                                                              ========

      During 2000, the Company made contributions to the Plan PBS TCO and TCO Prev in the amount of R$ 243 (R$ 2,087 under consolidated).

                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


27.   SHAREHOLDERS' EQUITY

      a) CAPITAL

      The authorized capital at December 31, 2000 and 1999 corresponds to 700,000,000,000 shares.

      The subscribed and paid-in capital at December 31, 2000 is R$ 303,000 (R$ 303,100 in 1999), represented by 364,399,028,000 shares with no par value distributed as follows:

                                                        2000          1999
                                                 ------------------------------
    Common shares                                  124,369,031    124,369,031
    Preferred shares                               240,029,997    240,029,997
                                                 ------------------------------
                                                   364,339,028    364,339,028
                                                 ==============================
    Financial   value  per  lot  of  thousand         2.980455       2.784472
    shares (in R$)

      The preferred shares owned by Tele Centro Oeste Celular Participacoes S.A do not have voting right with priority of capital reimbursement and payment of noncumulative minimum dividends.

      The partial spin-off of the Company was approved at the Extraordinary Shareholders Meeting held at Tele Centro Oeste Celular Participacoes S.A. on October 30, 2000 and confirmed by the Administrative Council, reducing its subscribed capital from R$ 303,100 to R$ 303,000 and increasing capital in its subsidiaries (except Norte Brasil Telecom S.A.) of R$ 5 (five reais) each and the remaining amount was used for capital reserve purposes.

      b) ESPECIAL RESERVE

      This reserve was constituted from the Company's partial spin-off. It refers to the premium paid at the acquisition by BID (and subsequent recorded at Coverage, a company merged by TCO). This operation was recorded in a specific account under permanent assets in counterpart of the especial capital reserve account under shareholders' equity.

                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


27.   SHAREHOLDERS' EQUITY--Continued

      c) REVENUES RESERVES

      LEGAL RESERVE

      Tele Centro Oeste Celular Participacoes S.A. is required by the corporate legislation to appropriate 5% of its annual income to the legal reserve until the account corresponds to 20% of the paid-in capital or 30% of the capital plus capital reserves. After these figures are reached, the appropriations to this legal reserve are no longer required. The legal reserve may only be used for purposes of capital increase or absorption of losses.

      UNEARNED INCOME RESERVE

      Refers to unearned income reserve derived from investment adjustments recorded in accordance with the equity method.

      The reserve is realized through investment write-offs at the time dividends or interest on shareholders' equity and other events are computed, according to norms established by the CVM (Brazilian Equivalent of the Securities and Exchange Commission of the US).

      The reserve realization is normally recorded under retained earnings.

      d) DIVIDENDS/INTEREST ON OWN CAPITAL

                                                          2000        1999
                                                      ------------------------
    Net income for the year                              90,928     107,293
    (+) Reversal of unearned income reserve             101,929     124,914
    (-) Unearned income reserve                         (86,382)   (101,929)
    (-) Legal reserve                                    (4,546)     (5,364)
    (+) Premium amortization expenses                    43,024           -
    (-) Tax benefit from the premium computation        (14,628)          -
                                                      ------------------------
    (=) Net income for the year, adjusted               130,325     124,914
    Minimum compulsory dividends (25%)                   32,581      31,229
     Common shares                                       11,120      10,658
     Preferred shares                                    21,461      20,571
    Dividends value per lot of thousand shares - R$       0.089       0.086

                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


27.   SHAREHOLDERS' EQUITY--Continued

      As determined by management, at December 31, 2000 interest on own capital was credited to shareholders in the amount of R$ 19,245 (R$ 0.05281 per lot of thousand shares) with retention of 15%, for withholding tax, resulting in R$ 16,358 (R$ 0.04489 per lot of thousand shares) according to Law No. 9,249/95. It was proposed at the Shareholders Meeting that the respective interest, net of income tax whenever due, be compensated in the same amount as that of compulsory dividends.

                                                 2000         1999
                                               -----------------------
    Common shares                                 6,569      12,457
    Preferred shares                             12,676      24,043
    Withholding tax                              (2,887)     (5,475)
                                               -----------------------
                                                 16,358      31,025
                                               =======================

      Additionally, dividends in the amount of R$ 18,642 were proposed at December 31, 2000, distributed as follows:

                                                 2000         1999
                                               -----------------------
    Common shares                                 6,363          -
    Preferred shares                             12,279          -
                                               -----------------------
                                                 18,642          -
                                               =======================

      e) RETAINED EARNINGS

      The remaining balance of the year's retained earnings, adjusted in accordance with Article 202 of Law No. 6,404/76, in the amount of R$ 329,656 at December 31, 2000 (R$ 263,195 at December 31, 1999) is to be
      made into future investments according to the capital budget to be presented at the Shareholders Meeting.

                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


28.   MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS)

      At December 31, 2000, the Company and subsidiaries maintained operations that could be regarded as "Financial Instruments" according to instruction of the CVM No. 235/95. However, none of these operations should result in significant effects regarding future gain or loss, considering market values and rates.

      The main operations were:

      o Short-term investments - adjusted according to rates agreed with by financial institutions, without expectations of losses to the Company.

      o Loans and financing - are linked to several indices and present varied interest rates, as mentioned in Note 16. Local management does not believe that future gains or losses will be generated by negotiations involving loans and financing.

      The handling of these operations is carried out through definition of strategies, establishment of control systems, determination of position limits and assessment of risks involved.


29.   INSURANCE

      At December 31, 2000, Tele Centro Oeste Celular Participacoes S.A. and subsidiaries entered into insurance contracts to cover the most relevant items.

                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


30.   CORPORATE RESTRUCTURING

      A corporate restructuring was approved at the Extraordinary Shareholders' Meeting of October 30, 2000, involving Tele Centro Oeste Celular Participacoes S.A. (TCO), Telebrasilia Celular S.A., Telegoias Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A. and Teleacre Celular S.A., through which a partial spin-off of TCO is carried out with the merger of the spin-off portions at the subsidiaries. The spin-off portion of shareholders' equity at TCO comprised two assets:
      deferred assets (premium) in the value of R$ 274,288 and cash in the amount of R$100. This portion of shareholders' equity was merged at each one of the subsidiaries in the following proportion: Telebrasilia Celular
      - 28.98%; Telegoias Celular - 20.14%; Telemat Celular - 20.13%; Telems Celular - 23.08%; Teleacre Celular - 2.84% and Teleron Celular - 4.83%. The counterpart of the assets subjected to the spin-off was the premium especial reserve of R$ 100 against capital.

      The partial spin-off operation aims at strengthening the subsidiaries' structure and as well as to better utilizing the tax benefit generated as a result of the premium amortization recorded at the subsidiaries. The partial spin-off will allow each subsidiary to compute tax savings from the amortization of the transferred premium. The total estimated amount for these tax savings, which should be computed over the next 5 (five years), corresponds to approximately R$ 93,000.

      The assets and liabilities comprising the spin-off assets of TCO are described as follows, according to the subsidiary to whom they was transferred:

                           DEFERRED CHARGES          PREMIUM ESPECIAL
                             (PREMIUM)        CASH        RESERVE       CAPITAL
                          ------------------------------------------------------
    Telebrasilia Celular       79,489          29          79,489          29
    Telegoias Celular          55,242          20          55,242          20
    Telemat Celular            55,214          20          55,214          20
    Telems Celular             63,306          23          63,306          23
    Teleron Celular            13,247           5          13,247           5
    Teleacre Celular            7,790           3           7,790           3
                          ------------------------------------------------------
                              274,288         100         274,288         100
                          ======================================================

    The spin-off portion of the assets of TCO deriving from the capital transferred to the subsidiaries as a result of the spin-off operation in the total amount of R$ 100 was recorded by the subsidiaries as follows: (a) R$
    5.00 (five reais) as capital at each subsidiary, and (b) the remaining portion was charged to capital reserve at each subsidiary.

                 TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.

                          NOTES TO FINANCIAL STATEMENTS
                          (December 31, 2000 and 1999)
                           (In Thousand of Reais - R$)


31.   SUBSEQUENT EVENTS

a) On January 12, 2001 Tele Centro Oeste Celular Participacoes S.A published the announcement regarding the beginning of distribution of the 2nd issuing of promissory notes, comprising 500 notes, with unit value of R$ 500, amounting to R$ 250,000. During this phase, the total number of existing promissory notes was subscribed. The amount was used at the payment of the 1st issuing.

      These promissory notes should fall due within a maximum period of 180 days from the date of subscription of each promissory note.

b) On January 2, 2001, the bridge loans with Banco Nacional do Desenvolvimento Economico e Social - BNDES for subsidiaries Telebrasilia Celular S.A., Telegoias Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A. and Teleacre Celular S.A. were converted into long-term loans. The operation amount corresponded to R$ 43,835 with payment falling due after a period of 5 (five years). The operation's amortization will be quarterly recorded and should cover principal plus interest. The charges derived from the operation were based on the TJLP (Long-term Interest Rate) published by the Central Bank of Brazil, plus 2.5% per year as basic spread of BNDES and 1.5% per year as risks remuneration to the financial institutions.




--------------------------------------------------------------------------------

THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    Tele Centro Oeste Cellular Holding Company


Date: February 22, 2001             By:    /S/ MARIO CESAR PEREIRA DE ARAUJO
                                           -------------------------------------

                                    Name:  Mario Cesar Pereira de Araujo
                                    Title: President